Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors of MGI Pharma, Inc.:

We consent to incorporation by reference in the Registration Statements (Nos. 2-94654 and 333-103970) on Form S-8 of MGI Pharma, Inc., of our report dated May 7, 2004, with respect to the statements of net assets available for benefits of MGI Pharma, Inc. Retirement Plan as of December 31, 2003 and 2002, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules as of December 31, 2003 and for the year then ended, which report appears in the December 31, 2003 annual report on Form 11-K of MGI Pharma, Inc. for the MGI Pharma, Inc. Retirement Plan.

Minneapolis, Minnesota

June 28, 2004

/s/ KPMG LLP